July 23, 2009

Mr. Christian T. Sandoe
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
Re:      Claymore Exchange-Traded Fund Trust  (File Nos. 333-134551 & 811-21906)

Dear Mr. Sandoe:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 74 to the registration statement for Claymore Exchange-Traded Fund Trust (the "Trust") filed on Form N-1A on May 21, 2009 ("Amendment No. 74"), concerning the following series of the Trust: Claymore/BNY Mellon International Small Cap ETF (the "Fund"). Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 77 (the "Amendment") to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof.

PROSPECTUS:
-----------

         COMMENT 1. AS THE FUND'S SHARES HAVE TRADED FOR OVER 12 MONTHS, PLEASE INSERT DISCLOSURE REGARDING THE FUND'S HISTORICAL PREMIUMS AND DISCOUNTS TO ITS UNDERLYING INDEX AS REQUIRED BY THE CONDITIONS OF THE TRUST'S EXEMPTIVE RELIEF.

                  Response 1. As required by the Trust's exemptive relief, the disclosure regarding the Fund's historical premiums and discounts (as well as its total returns) has been inserted, with disclosure clarifying that the historical information relates to the Fund's prior underlying index.

         COMMENT 2. PLEASE SUPPLEMENTALLY EXPLAIN HOW THE FUND INTENDS TO REPOSITION ITS INVESTMENT PORTFOLIO TO REFLECT ITS NEW INDEX - I.E., WILL IT ENGAGE IN SECONDARY MARKET TRANSACTIONS OR UTILIZE IN-KIND CREATION AND REDEMPTION TRANSACTIONS? IF THE FORMER, PLEASE CONSIDER WHETHER ADDITIONAL DISCLOSURE IS APPROPRIATE REGARDING ANY ADDITIONAL EXPENSES AND/OR TAX CONSEQUENCES THAT MAY APPLY TO FUND SHAREHOLDERS AS A RESULT OF THESE TRANSACTIONS.

                  Response 2. The Fund intends to reposition its investment portfolio through a combination of secondary market transactions and in-kind creation and redemption transactions, with the goal of minimizing the expenses for shareholders resulting from the repositioning of its portfolio. Additional disclosure has been added to "Tax-Advantaged Product Structure" (page 1) clarifying that the Fund expects to incur certain expenses in changing its portfolio holdings to reflect its new Index, but does not expect that the changes will generate any significant tax consequences for Fund investors.

         COMMENT 3. INDEX METHODOLOGY (PAGE 3)

         PLEASE BE ADVISED OF THE STAFF'S POSITION THAT, PURSUANT TO RULE 35D-1 UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), A FUND WITH THE WORD "INTERNATIONAL" IN ITS NAME MUST INVEST IN A NUMBER OF DIFFERENT COUNTRIES THROUGHOUT THE WORLD AND INVEST A CERTAIN PERCENTAGE OF ITS ASSETS IN COUNTRIES OUTSIDE OF THE U.S. ACCORDINGLY, PLEASE CONFIRM TO THE STAFF THAT THE FUND WILL NORMALLY INVEST ITS ASSETS IN THE SECURITIES OF ISSUERS LOCATED IN AT LEAST THREE COUNTRIES

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CHRISTIAN SANDOE, ESQ.
JULY 23, 2009
PAGE 2


OTHER THAN THE U.S., EVEN IF THE FUND INVESTS IN THE SECURITIES OF THE INDEX BY UTILIZING SAMPLING RATHER THAN FULL REPLICATION.

                  Response 3. As set forth under "Primary Investment Strategies" (page 2) and "Index Methodology" (page 3), the Index excludes companies from the U.S. and Canada. Accordingly, the Fund will invest its assets in the securities of issuers located in at least three countries other than the U.S.

         COMMENT 4. INDEX METHODOLOGY (PAGE 3)

         PLEASE CONFIRM THAT THE "KOREA" IN THE LIST OF COUNTRIES IN THE INDEX REFERS TO SOUTH KOREA.

                  Response 4. The disclosure has been revised to clarify that the country is South Korea.

         COMMENT 5. INVESTMENT ADVISORY SERVICES (PAGES 10-11)

         PLEASE CONFIRM THAT THE REVISED INVESTMENT ADVISORY AGREEMENT WITH RESPECT TO THE FUND DID NOT REQUIRE SHAREHOLDER APPROVAL.

                  Response 5. The only changes to the investment advisory agreement regarding the Fund involved (a) a lowering of the advisory fee paid by the Fund and (b) the Investment Adviser assuming responsibility for paying certain expenses out of the reduced advisory fee which previously had been payable from the Fund's assets. There were no changes regarding the services provided to the Fund by the Investment Adviser. Accordingly, the Fund was not required to obtain the approval of its shareholders for the revised investment advisory agreement. See Franklin Templeton Group of Funds, SEC No-Action Letter (publicly available July 23, 1997); see also Washington Mutual Investors Fund, Inc., SEC No-Action Letter (publicly available May 14,
         1993); Limited Term Municipal Fund, Inc., SEC No-Action Letter (publicly available November 18, 1992).

         COMMENT 6. HOW TO BUY AND SELL SHARES - PRICING FUND SHARES (PAGE 12)

         THE SECOND SENTENCE OF THE SECOND PARAGRAPH STATES THAT THE APPROXIMATE VALUE CALCULATIONS ARE BASED ON LOCAL CLOSING PRICES. THESE CALCULATIONS SHOULD REFLECT ACTUAL MARKET PRICES FOR THE FUND'S UNDERLYING SECURITIES IF THE LOCAL MARKETS ARE OPEN AND SHOULD ONLY REFLECT LOCAL CLOSING PRICES IF THE LOCAL MARKET UPON WHICH SECURITIES ARE TRADED ARE, IN FACT, CLOSED. PLEASE REVISE THIS SECTION ACCORDINGLY.

                  Response 6. The disclosure has been revised accordingly.



         As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

                  the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

                  the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

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CHRISTIAN SANDOE, ESQ.
JULY 23, 2009
PAGE 3

                  the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 818-3412, or Stuart Strauss at (212) 878-4931. Thank you.

                                                     Sincerely,


                                                     /s/ Jeremy Senderowicz